Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 15, 2007 relating to the financial statements and financial statement schedule of Duke Energy Carolinas, LLC (formerly Duke Power Company, LLC, which was formerly Duke Energy Corporation)(which report expresses an unqualified opinion and includes an explanatory paragraph regarding the April 3, 2006 conversion to a limited liability company and the transfer of a subsidiary to its parent) appearing in the Annual Report on Form 10-K of Duke Energy Carolinas, LLC for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
October 3, 2007